SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of September 2003

BioProgress PLC

(Translation of registrant’s name into English)

HOSTMOOR AVENUE

MARCH, CAMBRIDGESHIRE

UNITED KINGDOM. PE15 0AX

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BioProgress PLC

Form 6-K for the month of September, 2003.

List of Exhibits:

1.	Press release regarding : Interim Results dated September 15, 2003.

London, UK—September 15, 2003—BioProgress PLC (AIM:BPRG), (“BioProgress”) today announced its maiden interim results for the period from May 22, 2003 to June 30, 2003.

Chairman’s Statement

Highlights:

–	admission to the Alternative Investment Market, raising approximately £3.5 million after expenses in May 2003 at 16 pence per share—professional and legal expenses due to the complexities of moving from the USA and listing in London were higher than anticipated
–	pre-tax loss of £0.4 million for the period from 22 May to 30 June
–	first pilot scale TABWRAP(R) and NROBE(R) technologies delivered to customers in Europe and the USA
–	strong cash position of £2.7 million at 30 June 2003

Commenting on the Results, Graham Hind, Chief Executive Officer of BioProgress plc, said: “Since our recent Admission to AIM, the Company has progressed well. The outlook for the business continues to be extremely positive and we will continue to focus on achieving as early as possible, the delivery of the technologies to the expanding customer base. Opportunities for strategic alliances and partnerships will continue to be explored.”

Introduction:

BioProgress is pleased to report its maiden interim results since our very successful AIM listing in May 2003, when we raised £5.0 million before expenses from a group of leading UK institutions at a price of 16 pence per share. These funds are being applied to expand our engineering design resources and to accelerate the delivery of fully commercialised XGEL(R) technologies to our customers. Since flotation, the Company has continued to work with its customers to develop our technologies, and has progressed a number of discussions with new potential customers and strategic partners.

Results:

Results in previous periods were for BioProgress Technology International, Inc. (BTII), which was incorporated in Nevada, USA and listed on the Over the Counter Bulletin Board operated by the National Association of Security Dealers Inc. The accounts for BTII were under US GAAP and were denominated in US dollars. The historic accounts of BTII were outlined in our Proxy Statement/Prospectus dated 16 May 2003. The BTII accounts are therefore not directly comparable with these interim results of BioProgress plc, which only cover the brief period of 22 May 2003 to 30 June 2003.

The interim results show a net loss before taxation of £0.4 million. Funds realised from the flotation were received towards the end of the period, which left little time for this additional resource to have any material impact on our performance within the period. I am confident of achieving a significantly increased level of trading activity during the second half of the year as we benefit from our increased resources and expanding customer base.

Business:

Bioprogress is engaged primarily in the development and commercialisation of patents covering water soluble and biodegradable films, and process machinery. Our films and machines are marketed under the headline brand XGEL(R). Together they give existing products in the market a significantly enhanced level of performance, while enabling the development of new products that are not possible with other existing technologies.

BioProgress is focusing on high value applications for its technology, and is developing four new oral dosage forms under the
XGEL(R) brand for the pharmaceutical and dietary supplement markets.

The Company has also developed and licensed its patented flushable and biodegradable ostomy pouch to Bristol Myers ConvaTec, the global industry leader in this market. According to industry estimates, the market for disposable ostomy pouches has a global sales value of $1 billion annually.

BioProgress also generates revenues from development agreements with pharmaceutical companies. These agreements are executed to enable the work necessary to transfer specific products to the XGEL(R) dosage forms. Due to the commercial sensitivity of such agreements, BioProgress is usually unable to name its pharmaceutical customers. The Company generally recognises the revenue from these agreements over the term of the contract either on a time or milestone basis.

Details of the Company’s customers and contracts, where disclosure was permitted, were included in the Company’s US Securities and Exchange Commission Form 4 published prior to listing on AIM and which is accessible on-line from the US SEC Edgar database.

Post Results Events:

On 19th August, the Company announced the delivery of the first two of its TABWRAP(R) pilot scale machines to a major US pharmaceutical company and to Peter Black Healthcare in the UK. This was a significant milestone as, in the case of Peter Black Healthcare, it immediately facilitates the winning of new customers for the technology, which will translate into orders for the full size machines and film revenues for BioProgress.

On 9th September, the Company announced it had completed the design and build of the first pilot scale machine in its NROBE(R) dosage form which would be delivered to Farmasierra. This will enable Farmasierra to extend their NROBE(R) new product development programme. Farmasierra can now also provide validation and product development services in the NROBE(R) technology within a fully pharmaceutically approved manufacturing facility for major pharmaceutical companies.

I would like to express my appreciation for the advice and guidance given by our advisors in helping us achieve our move from the US market to AIM. In addition, I would like to thank our customers and suppliers for their tremendous support and commitment in helping bring our unique technologies to commercialisation.

Outlook:

The outlook for the business continues to be extremely positive and your board will continue to focus on achieving as early as possible, the delivery of the technologies to the expanding customer base. Opportunities for strategic alliances and partnerships will continue to be explored.

Finally, I would like to thank my co-directors and our dedicated loyal team of employees in Cambridgeshire for their continued dedication and support what has been an exciting and successful half-year.

/s/    Peter Glynn-Jones

Chairman

15 September 2003

BIOPROGRESS PLC

PROFIT AND LOSS ACCOUNT

For the period ended 30 June 2003

Period ended 30 June 2003
Unaudited
£’000
Turnover	—
Other operating income and charges	(411)
Operating loss	(411)
Net interest	3
Loss on ordinary activities before taxation	(408)
Tax on loss on ordinary activities	—
Loss for the financial period after taxation	(408)
Loss per share	(0.01)

These interim results reflect the trading results of the group for the period from 22 May 2003 until 30 June 2003.

BIOPROGRESS PLC

CONSOLIDATED BALANCE SHEET at 30 June 2003

30 June 2003
Unaudited
£’000
Fixed assets
Intangible assets	11,866
Tangible assets	306
12,172
Current assets
Debtors	1,024
Cash at bank and in hand	2,657
3,681
Creditors: amounts falling due within one year	(3,055)
Net current assets	626
Total assets less current liabilities	12,798
Provisions for liabilities and charges	(968)
11,830
Capital and reserves
Called up share capital	813
Share premium	11,432
Profit and loss account	(415)
Shareholders’ funds	11,830

BIOPROGRESS PLC

CONSOLIDATED CASH FLOW STATEMENT

For the period ended 30 June 2003

		Period ended 30 June 2003
		Unaudited
		£’000
Net cash outflow from operating activities	4	(902)
Returns on investments and servicing of finance
Interest received		8
Interest paid		(5)
Net cash inflow from returns on investments and servicing of finance		3
Capital expenditure
Purchase of tangible fixed assets		(28)
Net cash outflow from capital expenditure		(28)
Acquisitions
Purchase of subsidiary undertakings		(224)
Net overdraft from purchase of subsidiary undertakings		(445)
Net cash outflow from acquisitions		(669)
Financing
Issue of shares		5,000
Expenses in connection with share issue		(752)
Net cash inflow from financing		4,248
Increase in cash	5	2,652

BIOPROGRESS PLC

statement of recognised gains and losses

For the period ended 30 June 2003

Period ended 30 June 2003
Unaudited
£’000
Loss for the period	(408)
Currency differences on foreign currency net investments	(7)
Total recognised gains and losses for the period	(415)

BIOPROGRESS PLC

NOTES TO THE FINANCIAL STATEMENTS

For the period ended 30 June 2003

1.	ACCOUNTING POLICIES

Basis of Preparation

The company was incorporated on 12 December 2002 and on 21 May 2003 acquired a controlling interest in BioProgress Technology International, Inc and commenced trading on this date. The company was admitted to the Alternative Investment Market on 22 May 2003. These interim results reflect the trading results of the group for the period from 21 May 2003 until 30 June 2003.

The financial statements have been prepared under the historical cost convention.The principal accounting policies of the company are set out below. Basis of consolidation The group financial statements consolidate those of the company and of its subsidiary undertakings drawn up to 30 June 2003. Acquisitions of subsidiary undertakings are dealt with by the acquisition method of accounting.

Goodwill

Goodwill arising on consolidation, representing the excess of the fair value of the consideration given over the fair values of the identifiable net assets acquired, is capitalised and is amortised on a straight line basis over its estimated useful economic life of 20 years.

Turnover

Turnover is the total amount receivable by the group for goods supplied, services provided and revenues derived from development agreements, excluding VAT and trade discounts.

Tangible Fixed Assets and Depreciation

Tangible fixed assets are stated at cost, net of depreciation. Depreciation is calculated to write down the cost less estimated residual value of all tangible fixed assets by equal annual instalments over their expected useful lives. The rates generally applicable are:

Leasehold improvements	15% per annum
Laboratory equipment	15% per annum
Plant and machinery	25% per annum
Office equipment and furniture	25% per annum

Deferred taxation

Deferred tax is recognised on all timing differences where the transactions or events that give the group an obligation to pay more tax in the future, or a right to pay less tax in the future, have occurred by the balance sheet date. Deferred tax assets are recognised when it is more likely than not that they will be recovered. Deferred tax is measured using rates of tax that have been enacted or substantively enacted by the balance sheet date.

Retirement benefits

Defined Contribution Pension Scheme

The pension costs charged against operating profits are the contributions payable to the scheme in respect of the accounting period.

Leased assets

All leases are regarded as operating leases and the payments made under them are charged to the profit and loss account on a straight line basis over the lease term.

Research and development

Research and development expenditure is charged to profits in the period in which it is incurred.

Foreign currencies

Transactions in foreign currencies are translated at the exchange rate ruling at the date of the transaction. Monetary assets and liabilities in foreign currencies are translated at the rates of exchange ruling at the balance sheet date. The financial statements of foreign subsidiaries are translated at the rate of exchange ruling at the balance sheet date. The exchange differences arising from the retranslation of the opening net investment in subsidiaries are taken directly to reserves. All other exchange differences are dealt with through the profit and loss account.

2.	EARNINGS PER SHARE

The calculation of earnings per share is based on the result for the period subsequent to the acquisition of BioProgress Technology International, Inc divided by the weighted average number of shares in issue during this same period, being 81,225,001 ordinary shares at £0.01 each.

3.    SHARE ISSUES DURING THE PERIOD

On 21 May 2003, the company issued 49,975,001 ordinary shares of £0.01 each at £0.16 per share, 79,000 convertible redeemable preference shares of £0.005 each at par, and 88,000 redeemable preference shares of £0.005 each at par as consideration for the acquisition of BioProgress Technology International, Inc and its subsidiary undertakings. The difference between total consideration of £7,996,835 and the total nominal value of £500,585 has been credited to the share premium account (£7,496,250).

On 22 May 2003, the company issued 31,250,000 ordinary shares of £0.01 each at £0.16 per share upon admission to the Alternative Investment Market. The difference between total consideration of £5,000,000 and the total nominal value of £312,500 has been credited to the share premium account (£4,687,500).

4.    NET CASH OUTFLOW FROM OPERATING ACTIVITIES

Period ended 30 June 2003
Unaudited
£’000
Operating loss	(411)
Depreciation and amortisation	78
Increase in debtors	(363)
Decrease in creditors	(199)
Loss on foreign currency net investments	(7)
Net cash outflow from operating activities	(902)

5.    RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT

Period ended 30 June 2003
Unaudited
£’000
Increase in cash in the period and change in net funds resulting from cash flows	2,652
Movement in net funds in the period and net funds at 30 June 2003	2,652

6.    ACQUISITION

On 21 May 2003, the company acquired 49,975,001 ordinary shares of $0.001 each in BioProgress Technology International, Inc and its subsidiary undertakings, being 100% of its common stock for a consideration of £9,169,979. Goodwill arising on the acquisition of BioProgress Technology International, Inc and its subsidiary undertakings has been capitalised. The purchase of BioProgress Technology International, Inc and its subsidiary undertakings has been accounted for by the acquisition method of accounting.

7.    ADDITIONAL INFORMATION

The financial information set out above does not constitute the group’s financial statements for the year ended 31 December 2002. This is the company’s first reporting period since incorporation and, as such, no financial information is available for the year ended 31 December 2002. The financial statements for the period ended 30 June 2003 are unaudited.

These results were announced to the AIM on 15 September 2003, and have been posted to all shareholders. Copies of the interim report will be available from the company’s registered office at 14 Hostmoor Avenue, March Trading Estate, March, Cambridgeshire, PE15 0AX.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOPROGRESS PLC

/s/ Elizabeth Edwards

Dated: September 18, 2003	Elizabeth Edwards Chief Financial Officer